VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

September 12, 2018

Attention:  Ms. Allison White
Re:	Registration Statement on Form N-14 of Staar Investment Trust (the "Registrant")
File No. 333-225795

Dear Ms. White:

On behalf of the Registrant, below are the Registrant's responses to the comments conveyed telephonically by Ms. White on August 27, 2018 to Amy Smith Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant's registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization of the Hatteras Alpha Hedged Strategies Fund (the "Target Fund") into the Staar Disciplined Strategies Fund (the "Acquiring Fund").  The Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on June 21, 2018, pursuant to Rule 488 under the Securities Act of 1933, as amended. (the "Securities Act"), subsequently a delaying amendment was filed on July 20, 2018, pursuant to Rule 473 under the Securities Act.

Below, the Registrant has provided your comments (in bold) and the Registrant's response to each comment.  These responses will be incorporated pursuant to Rule 485(a) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
1.	Text: Page 19, Comparison of Principal Investment Risks

	Comment:	Several risks that are listed for the Acquiring Fund in the N-14 are not listed as a principal risk in the Acquiring Fund's prospectus dated April 30, 2018. Please advise or revise.

Response:
All principal risks listed for the Acquiring Fund in the N-14 are listed in the Acquiring Fund's current prospectus dated April 30, 2018, in addition to several non-principal risks.  For clarification, the Registrant has revised the disclosure in the lead in paragraph to the table describing the risks of investing in each Fund as follows:

The table below describes the risks of investing in each Fund.

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2.	Text: Page 29, Comparison of Principal Investment Risks, U.S. Government Securities Risk

	Comment:	If the Target Fund has a principal investment strategy of investing in U.S. Government Securities and the Acquiring Fund does not, please highlight and discuss the difference in the N-14.

Response:
The Registrant would like to point out the disclosure in the section titled "How do the Funds' investment objectives, principal investment strategies and principal investment risks compare?" under "Principal Investment Strategies," that states:

"Both the Target Fund and Acquiring Fund may invest in Underlying Funds that hold U.S. and non-U.S. equity and debt securities, including emerging market securities."

The Target Fund nor the Acquiring Fund has a principal investment strategy of investing in U.S. Government Securities.  Both the Target Fund and Acquiring Fund may invest in Underlying Funds that hold U.S. and non-U.S. equity and debt securities, including emerging market securities.  There are no material differences in the types of investments in which the Underlying Funds can invest.  The Registrant believes that the ability of the Target Fund's Underlying Funds to hold U.S. equity and debt securities corresponds with the disclosure of U.S. Government Securities Risk.  The Acquiring Fund does not have similar risk disclosure; however, the Acquiring Fund has a similar risk profile.

The Registrant has added the disclosure on Page. 40, in the revised chart, Comparison of Principal Risks, U.S. Government Securities Risk, as follows:

The Acquiring Fund does not have similar risk disclosure; however, the Acquiring Fund has a similar risk profile.

3.	Text: Page 29, Comparison of Principal Investment Risks, Convertible Securities

	Comment:	If the Target Fund invests in Convertible Securities as a principal investment strategy and the Acquiring Fund does not, please highlight and discuss the difference in the N-14.

	Response:	The Registrant would like to point out the disclosure in the section titled "Comparison of Principal Investment Strategies," in the revised table, for the "Target Fund," that states:

The Underlying Funds may invest in securities of all market capitalizations (small, mid, and large capitalization companies). Such securities include common and preferred stock, debt instruments, including convertible debt and high yield securities (i.e., "junk bonds"), options, futures, and mortgage-backed securities.

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The Registrant would also like to point out the disclosure in the section titled "Comparison of Principal Investment Strategies," in the revised table, for the "Acquiring Fund," that states

"In addition to equity securities, the Underlying Funds my invest in debt securities, including convertible debt, high yield securities (i.e., "junk bonds"), mortgage-backed securities and asset-backed securities."

In addition, the Registrant has added the following disclosure in a revised table :

There are no material differences in the types of investments in which the Underlying Funds can invest.

The Registrant believes that the ability of the Acquiring Fund's Underlying Funds to invest in convertible debt corresponds with the disclosure Convertible Securities Risk.  While the Target Fund does not have similar risk disclosure, the Target Fund has a similar risk profile.

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If you would like to discuss any of the comments, please feel free to reach out to me directly at (215) 564-8104 or Jana Cresswell, Esq. at (215) 564-8048  in my absence.

Sincerely,

/s/ Amy G. Smith, Esq.

cc:	Brett Boshco

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